

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2019

Matthew T. Plavan
Chief Executive Officer
Arcadia Biosciences, Inc.
202 Cousteau Place, Suite 105
Davis, CA 95618

      Re: Arcadia Biosciences, Inc.
          Registration Statement on Form S-1
          Filed December 11, 2019
          File No. 333-235446

Dear Mr. Plavan:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ada D. Sarmento at 202-551-3798 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Life Sciences

cc: Michael De Angelis, Esq.